RICHARDSON

& ASSOCIATES

ATTORNEYS AT LAW

March 30, 2017

MailStop 3561

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:         Mara L. Ransom, Assistant Director of Consumer Products

Scott Arderegg, Attorney-Advisor

Re:      HyGen Industries, Inc.

Offering Statement pursuant to Rule 253(g)(2)

            File No. 024-10518

Dear Commission:

Enclosed for filing on behalf of HyGen Industries, Inc. (the "Company") is the updated Offering Statement pursuant to Rule 253(g)(2), redlined to show changes from the previous filing (the "Offering Statement").

Very Truly Yours,

Mark J. Richardson

cc:        Richard Capua, President

            Paul Dillon, Chief Financial Officer

1453 Third Street Promenade, Suite 315, Santa Monica, California 90401

Telephone (310) 393-9992     Facsimile (310) 393-2004